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                                  SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*



                          Southwest Capital Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   844797 10 0
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                               Laurence S. Zipkin
                        701 Xenia Avenue South, Suite 130
                             Golden Valley, MN 55416
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 23, 1995
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages
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-----------------------                              --------------------------
CUSIP NO.                          13D                PAGE 2 OF ____ PAGES
-----------------------                              --------------------------

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1         NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)

          Laurence S. Zipkin
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]

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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not Applicable
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
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   NUMBER OF        7     SOLE VOTING POWER
    SHARES
  BENEFICIALLY            816,109
   OWNED BY         ------------------------------------------------------------
    EACH            8     SHARED VOTING POWER
  REPORTING
   PERSON           ------------------------------------------------------------
    WITH            9     SOLE DISPOSITIVE POWER

                          816,109
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          816,109
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.7%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
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                                Page 2 of 4 Pages
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Item 1.  SECURITY AND ISSUER.

         This filing relates to Common Stock, no par value, of Southwest Capital Corporation (the "Issuer"), 1650 University Blvd., N.E., Albuquerque, New Mexico 87102.

Item 2.  IDENTITY AND BACKGROUND.

         Name:  Laurence S. Zipkin

         Business Address: 701 Xenia Avenue South, Suite 130, Golden Valley, MN 55416.

         Principal Occupation: Executive Vice President of Equity Securities Investments, Inc., 701 Xenia Avenue South, Suite 130, Golden Valley, MN 55416.

         Mr. Zipkin has not, during the last five years, been convicted in a criminal proceeding.

         Mr. Zipkin was not, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

Item 4.  PURPOSE OF TRANSACTION.

         On November 10, 2001, the Issuer issued to Mr. Zipkin (a) 169,000 shares of Common Stock in consideration of prior services rendered by Mr. Zipkin having a value of $16,990, and (b) 205,900 shares of Common Stock in consideration of the cancellation of a $20,590 debt owed to him by the Issuer.

         On January 16, 2002, the Issuer entered into an Agreement and Plan of Reorganization with Scanner Technologies Corporation ("Scanner"). Pursuant to the Merger Agreement, Scanner will merge with and into the Issuer, common stock of the Issuer will be issued to Scanner's shareholders, and the Issuer will continue to operate Scanner's business. Mr. Zipkin is the president of the Issuer and one of its directors.

         In his principal occupation, Mr. Zipkin is the executive vice president of Equity Securities Investments, Inc. ("Equity Securities"). The president and chief executive officer of Equity Securities is Mr. Edward S. Adams who is the corporate secretary and chief accounting officer of the Issuer and one of its directors. Scanner has engaged Equity Securities as financial advisor regarding a private placement transaction that shall be implemented by the company surviving the merger immediately subsequent to the consummation of the merger. In addition to the retainer fee Equity Securities received


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from Scanner, Equity Securities will be compensated for its efforts based on a percentage of the proceeds of the private placement transaction.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Zipkin beneficially owns 816,109 shares of the Issuer's Common Stock, representing 27.7% of the shares of Common Stock outstanding. Mr. Zipkin has sole voting and investment power over all of such shares.

         No transactions in the Issuer's Common Stock were effected by Mr. Zipkin during the 60 days preceding the filing of this Schedule 13D other than as reported in Item 4 above.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     February 8, 2002.



                                                  /s/ Laurence S. Zipkin
                                                --------------------------------
                                                  Laurence S. Zipkin


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